VF 3-8-05

SECURITIES AND EXCHANGE COMMISSION 05036482

2-3-5

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15038

RECEIVED FEB 2 2 2005 WASH. D.C. 165 SECTION PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2003 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sentry Equity Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 North Point Drive
(No. and Street)

Stevens Point	Wisconsin	54481
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Wallace D. Taylor (715)346-6326
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

100 East Wisconsin Avenue, Suite 1500	Milwaukee,	WI	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 1 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Wallace D. Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sentry Equity Services, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Wallace D. Taylor, President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder of
Sentry Equity Services, Inc.:

In our opinion, the accompanying statements of financial condition and the related statements of operations, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Sentry Equity Services, Inc. (the "Company") at December 31, 2004 and the results of its operations and its cash flows for the fourteen months then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 9, 2005

SENTRY EQUITY SERVICES, INC.

Statement of Financial Condition

December 31, 2004

Assets	2004
Cash	$ 54,848
Federal income tax receivable due from affiliated company	5,579
Prepaid expenses	20,998
Total assets	$ 81,425
Liabilities and Stockholder's Equity	
Liabilities:	
Accrued expenses due to affiliated companies	$ 16,346
Total liabilities	16,346
Stockholder's equity:	
Common stock, $10 par value:	
Authorized 1,000 shares; issued and outstanding 720 shares	7,200
Additional paid-in capital	752,800
Accumulated deficit	(694,921)
Total stockholder's equity	65,079
Total liabilities and stockholder's equity	$ 81,425

The accompanying notes are an integral part of these financial statements.

SENTRY EQUITY SERVICES, INC.

Statement of Operations

For the Fourteen Months Ended December 31, 2004

	2004
Income:	
Commissions and fees	$ 481,655
Interest	503
Total income	482,158
Expenses:	
Commissions	102,748
Employee compensation and benefits	199,170
Office and equipment rental	2,100
Licenses and fees	26,437
Telephone and postage	30,935
Data processing services	8,069
Printing and stationery	10,438
Management fees	39,058
Insurance	56,998
Other	27,878
Total expenses	503,831
Loss before federal income tax	(21,673)
Federal income tax benefit	(7,586)
Net loss	$ (14,087)

The accompanying notes are an integral part of these financial statements.

SENTRY EQUITY SERVICES, INC.

Statement of Changes in Stockholder's Equity

For the Fourteen Months Ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, October 31, 2003	$ 7,200	$ 752,800	$ (680,834)	$ 79,166
Net loss	-	-	(14,087)	(14,087)
Balance, December 31, 2004	$ 7,200	$ 752,800	$ (694,921)	$ 65,079

The accompanying notes are an integral part of these financial statements.

SENTRY EQUITY SERVICES, INC.

Statement of Cash Flows

For the Fourteen Months Ended December 31, 2004

	2004
Cash flows from operating activities:	
Net loss	$ (14,087)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in accrued income due from affiliated companies	1,806
Decrease in prepaid expenses	9,583
Increase in accrued expenses due to affiliated companies	13,189
Change in federal income tax payable/receivable due to/from affiliated company	(13,470)
Net cash used in operating activities	(2,979)
Cash at October 31, 2003	57,827
Cash at December 31, 2004	$ 54,848

The accompanying notes are an integral part of these financial statements.

SENTRY EQUITY SERVICES, INC.

Notes to Financial Statements

For the Fourteen Months Ended December 31, 2004

(1) Nature of Business

Sentry Equity Services, Inc. (the "Company") is a wholly-owned subsidiary of Sentry Insurance a Mutual Company ("SIAMCO"), and is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company's securities operations were limited to the purchase, sale and redemption of redeemable securities issued by Sentry Fund, Inc., a registered investment company affiliate of SIAMCO, until it was liquidated on July 30, 2004, and of interests or participations in SIAMCO's life insurance subsidiary separate accounts. Sales of new separate account contracts ended on December 1, 2004 for variable annuities and October 13, 2003 for variable life insurance.

(2) Significant Accounting Policies

Commissions and fees are recorded when earned. Related expenses are accrued and expensed when incurred.

The Company participates in an expense allocation system as a wholly-owned subsidiary of SIAMCO. Expenses allocated of $278,342 for the fourteen months ended December 31, 2004, are based upon time and usage studies that are updated at least annually by the Company and SIAMCO. The unallocated expenses totaled $225,489 for the fourteen months ended December 31, 2004.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make certain estimates and assumptions at the date of the financial statements. Actual results could differ from those estimates.

(3) Income Taxes

The Company files a calendar-year consolidated Federal income tax return with SIAMCO. In accordance with the intercorporate tax allocation policy, the Company pays to or receives from SIAMCO amounts equivalent to the Federal income tax provision or benefit based on its taxable income or loss included in this return. As settlement under the intercorporate tax allocation agreement, the Company paid income taxes of $3,195 during the fourteen months ended December 31, 2004. The Company receives tax credits from SIAMCO to the extent current tax credits are available to the consolidated tax return group. As there are no differences between the bases of assets and liabilities for financial and tax reporting purposes, no deferred income taxes have been recorded.

(4) Capital Requirements

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, the Company is required to maintain minimum net capital and an acceptable ratio of aggregate indebtedness to net capital (net capital ratio), both as defined, under such rule. At December 31, 2004, the Company had net capital, as defined, of $38,502, and a net capital requirement of $5,000. The Company's net capital ratio was 0.42 to 1 at December 31, 2004, which did not exceed the 15 to 1 limit under the rule.

(5) Related Party Transactions

Sentry Fund, Inc. was liquidated at July 30, 2004. At that date, the Company no longer provided security operations for this entity and requested a change in year end from October 31 to December 31, which was approved by the NASD.

As exclusive underwriter for the sale of fund shares for Sentry Fund, Inc., and the sale of variable annuities and variable universal life policies for SIAMCO affiliates, the Company received $178,358 in sales commissions from these entities for the fourteen months ended December 31, 2004. A significant portion of commission expense related to the sale of these products was paid to the Company's financial representatives who are employees of SIAMCO.

The Company receives fees under agreements with SIAMCO affiliates and Sentry Fund, Inc. for administrative and transfer agent services. These fees amounted to $15,297 for the fourteen months ended December 31, 2004. The Company receives management fees from an affiliate of SIAMCO for which it provides underwriting services. The management fee is discretionary and is structured to reimburse the Company for expenses incurred in excess of all other revenue in order to maintain desired levels of stockholder's equity. Management fees of $288,000 are included in commissions and fees for the fourteen months ended December 31, 2004. This same affiliate of SIAMCO is required to provide the Company with funds sufficient to maintain minimum net capital at all times.

The Company has an agreement with SIAMCO for legal and marketing service received whereby the Company pays management fees in lieu of distributions through the expense allocation system.

SENTRY EQUITY SERVICES, INC.

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2004

Stockholder's equity	$	65,079
Less nonallowable assets:		
Prepaid expense - NASD deposit		20,998
Accrued income/receivable due from affiliated companies		5,579
Net capital		38,502
Less net capital requirement		5,000
Net capital in excess of required amount	$	33,502
Aggregate indebtedness:		
Accrued expenses due to affiliated companies	$	16,346
Aggregate indebtedness	$	16,346
Ratio of aggregate indebtedness to net capital		0.42 to 1

Reconciliation of Financial Statement Stockholder's Equity to FOCUS Report Stockholder's Equity

Stockholder's Equity per Audited Financial Statement	$	65,079
Adjusting entry for accrual of net income taxes; not made on FOCUS report		(1,011)
Prior year adjustments		(3)
Stockholder's Equity per FOCUS Report	$	64,065

SENTRY EQUITY SERVICES, INC.

Statement for Determination of Reserve
Requirement and Information Relating to
Possession or Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

As of December 31, 2004

The Company claims exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)1 of that rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Stockholders
Of Sentry Equity Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Sentry Equity Services, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation

of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 9, 2005